UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patrick Industries, Inc.

File No. 5-17482 - CF#32613

_____

Tontine Capital Partners, L.P., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amendment to Schedule 13D filed on May 29, 2015, relating to its beneficial ownership of shares of Patrick Industries, Inc.

Based on representations by Tontine Capital Partners, L.P., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.5   through February 29, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary